April 26, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington D.C. 20549
Attn: Pradip Bhaumik

Re:          Salmon Express Inc.
Preliminary Information Statement on Schedule 14C
File Number: 333-111996
Filed February 1, 2005
Amended March 30, 2005

Dear Mr. Bhaumik:

Kirkpatrick & Lockhart Nicholson Graham LLP has been requested by Salmon Express Inc. (the “Company”) to submit on its behalf Amendment No. 2 to its preliminary information statement on Schedule 14C (“Amendment No. 2”), which we hereby transmit for filing. We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 2 (marked to show changes and additions from Amendment No. 1 (“Amendment No. 1”) to the preliminary information statement on Schedule 14C filed March 30, 2005). We have been advised that changes in Amendment No. 2, as submitted herewith in electronic format, have been tagged, and we also provide a blacklined Word version for your convenience.

The staff of the Securities and Exchange Commission (the “Staff”) issued a comment letter to the Company dated April 21, 2005 in respect of the above-referenced filing. As we noted in our letter to you on March 30, 2005, John Karlsson, Esq., represents the Company and may be reached at Suite 1100, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, and via phone at (604) 801-5995, concerning the responses here that relate to the Company.

Kirkpatrick & Lockhart Nicholson Graham LLP has provided responses that related to MicroMed Technology, Inc. (“MicroMed”), and we may be reached via the contact information provided at the end of this letter. Where terms such as “we” and “our” and similar terms are used in this letter, they refer to the Company. Where responses concern MicroMed, we have used the term MicroMed to clarify that it is the entity to which the response relates.

The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 2.

Securities and Exchange Commission
Division of Corporation Finance
April 26, 2005

General

1.    Further to the request of the Staff, the February 28, 2005 financial statements from the Company’s February 28, 2005 10-QSB have been appended to Amendment No. 2 as Exhibit H-3, and the 10-QSB itself has been attached and incorporated by reference into Amendment No. 2.

2.    While the Company is no longer required to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will not be required to do so after the consummation of the Merger, the management of MicroMed plans to file Form 8-A on behalf of the Company following the consummation of the Merger so that a report under Section 15(d) of the Exchange Act will be filed for the first periodic reporting period following such consummation of the Merger. This expectation has been noted in appropriate places in Amendment No. 2.

3.    Further to the request of the Staff, the disclosure that was added to Amendment No. 1 regarding the Company’s reporting obligations under the Exchange Act has been moved and inserted in a more prominent position directly ahead of the Risk Factors.

Schedule 14C

Structure of the Merger, page 9

4.    Further to the request of the Staff, disclosure has been added regarding the identify of the parties providing consideration to Mr. Pete Smith for the shares he owns in the Company, as well as the aggregate dollar value of the consideration being provided to Mr. Smith and certain stockholders of the Company. A description of the material terms of the Share Cancellation Agreement has been added as well.

Financial and Other Information, page 46

5.    Further to the request of the Staff, we have noted that the Company’s Annual Report on Form 10-KSB for the year ended November 30, 2004 is attached as well as incorporated by reference into Amendment No. 2.

Pro Forma Financial Information, page 50

6.    Further to the request of the Staff, we have provided the requested reconciliation of both the convertible preferred stock dividends and accretion and the weighted average shares outstanding balance between the historical and proforma loss per share amounts.

Securities and Exchange Commission
Division of Corporation Finance
April 26, 2005

Management’s Discussion and Analysis

Related Party Transactions, page 53

7.    Further to the request of the Staff, Amendment No. 2 has been revised to identify by name the stockholders of MicroMed with whom MicroMed contracted the bridge loan of December 2004, as well as the Bridge Loan of March 2005.

Exhibit I, Financial Statements of MicroMed Technology, Inc.

8.    MicroMed’s previous audit firm was Arthur Andersen LLP, which is no longer in business. Accordingly, MicroMed cannot obtain a manually signed copy of the Arthur Andersen LLP report for the period from inception through December 31, 2000. However, MicroMed has included a copy of the Arthur Andersen LLP report for the period from inception through 2000, with prominent disclosure that the report is a copy provided in accordance with Rule 2-02 (e) of Regulation S-X.

9.    Further to the request of the Staff, Mr. Michael A. Rutledge, while employed by Ernst & Young LLP, MicroMed’s independent registered public accounting firm, did not participate in any capacity in the audit of MicroMed’s financial Statements or in the provision of any other service to MicroMed.

Salmon Express Form 10-QSB for the quarterly period ended February 28, 2004

Item 3. Controls and Procedures

10.    Further to the request of the Staff, Item 3 was revised in the amended 10-QSB of the Company, which will be filed with the S.E.C. imminently.

Exhibit 31

11.    Further to the request of the Staff, the 302 certification was revised in the amended 10-QSB of the Company, which will be filed with the S.E.C. imminently.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Evan Fitzmaurice at (310) 552-5086 or via fax at (310) 552-5001 with any questions.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti